UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XsunX, Inc.

(Name of Issuer)

Common Stock, no par value per share

Series A Preferred Stock, Par value $.01 per share

 (Title of Class of Securities)

98385L 10 2

(CUSIP Number)

Tom M. Djokovich,

Chief Executive Officer & Director

65 Enterprise

Aliso Viejo, CA 92656

949-330-8062

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.                                         ☐

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 98385L 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tom M. Djokovich, officer and director of XsunX, Inc. (“the Company”), and the Djokovich Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF & OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With Power	7.	Sole Voting Power 5,000 shares (a)
	8.	Shared Voting Power 13,000,000 shares (b)
	9.	Sole Dispositive Power 5,000 shares
	10.	Shared Dispositive Power 13,000,000 shares

(a)   Mr. Djokovich, an officer and director of XsunX, beneficially owns sole voting and dispositive power over 5,000 shares of XsunX’s Series A Preferred Stock which have an aggregate voting equivalent of 60% of XsunX’s issued and outstanding common stock.

(b)   Mr. Djokovich, an officer and director of XsunX, beneficially owns 13,000,000 shares of XsunX’s common stock through the Djokovich Limited Partnership, of which Mr. Djokovich is a partner. Mr. Djokovich shares voting and dispositive power with respect to these shares with his wife.

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

5,000 shares of Series A Preferred Stock solely owned directly by Tom Djokovich13,000,000 shares of common stock owned by the Djokovich Limited Partnership

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.

Percent of Class Represented by Amount in Row (11) 63.008%

Based upon 1,601,887,744 shares of common stock issued and outstanding on May 15, 2020 and including the Series A Preferred Stock which has an aggregate voting equivalent of 60% of XsunX’s issued and outstanding common stock representing the combined voting equivalent of 974,132,646 shares of common stock or approximately 60.8% of the Company’s issued and outstanding voting stock.

14.	Type of Reporting Person IN & PN

ITEM 1. SECURITY AND ISSUES.

This statement on Schedule 13D reflects the transfer for charitable purposes (donation) by the Djokovich Limited Partnership on December 26, 2015 in the amount of 1,068,000 shares of common stock to the American Cancer Society, and the transfer for charitable purposes on December 26, 2015 of 425,000 shares of Common Stock by Mr. Djokovich to the Joint Forces Initiative.

ITEM 2. IDENTITY AND BACKGROUND.

1(a) Name: ("Reporting Person")

TOM M. DJOKOVICH, President, Chief Executive Officer and Director XsunX, Inc. since September 30, 2003.

1(b) Address: 65 Enterprise, Aliso Viejo, CA 92656 (Business Address)

1(c) Occupation: Mr. Djokovich has served as an officer and director of XsunX since September 30, 2003.

1(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations).

1(e) The reporting person has not, during the last five years, been subject to or a party to a civil proceeding regarding any violation of state or federal securities laws, nor has any such judgment, decree, or order of any type been entered against the reporting person.

1(f) Citizenship: USA

2(a) Name: The Djokovich Limited Partnership, a California limited partnership

Principal business: Ownership of securities

Address of principal business & principal office: 65 Enterprise, Aliso Viejo, CA 92656

2(d) The reporting persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations).

2(e)   The reporting persons have not, during the last five years, been subject to or a party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree, or order for such a violation been entered against the reporting person.

ITEM 3. SOURCE OF FUNDS OR OTHER CONSIDERATION.

Mr. Djokovich and the Djokovich Limited Partnership transferred the shares for charitable purposes without consideration, compensation, or related arrangements of any kind.

ITEM 4. PURPOSE OF THE TRANSACTION.

Mr. Djokovich and the Djokovich Limited Partnership transferred the shares for the purpose of providing a charitable donation.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The percentage of outstanding shares of the Company’s common stock reported below is based on the fact that there are 1,601,887,744 shares of the Company’s common stock issued and outstanding at May 15, 2020.

(a) Reporting Person beneficially owns or may be deemed to beneficially own shares of common and preferred stock of the Company as follows:

Holder	Number of Common Shares	Number of Series A Preferred Shares	Beneficial Ownership Percentage (i)
Tom M. Djokovich (ii)	0	5,000	60%
Djokovich Limited Partnership (iii)	13,000,000	-0-	<1%
Total	13,000,000	5,000	60.8%

(i)

Based upon 1,601,887,744 shares of the Company’s common stock issued and outstanding at May 15, 2020, and the 5,000 shares of the Company’s Series A Preferred Stock issued and outstanding having a voting equivalent to 60% of the total issued and outstanding common stock.

(ii)	Mr. Djokovich holds the 5,000 shares of Series A Preferred Stock individually.
(iii)	Mr. Djokovich holds 13,000,000 beneficially through the Djokovich Limited Partnership.

(b) For information regarding the number of shares of the Company’s common stock to which the reporting person holds or shares or may be deemed to hold, reference is made to Items (7) - (12) of the cover page for this statement on Schedule 13D.

(c) Other than the purchases as set forth herein, there have been no other transactions in shares of the Company’s common stock effected by the reporting person during the past 60 days.

(d) Reporting Person has shared dispositive and voting power over 13,000,000 shares of the Company’s common stock as a beneficial owner of the Djokovich Limited Partnership which constitute <1% of the issued and outstanding voting shares as of May 15, 2020. Tom Djokovich has sole power to vote and dispose of 5,000 shares of Series A Preferred Stock of the Company, which has the equivalent of 60% of the voting power total of all voting power of the issued and outstanding voting shares of the Company as of May 15, 2020.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The reporting person has no other contracts, arrangements, understandings, or relationships (legal or otherwise) with other persons with respect to the securities of the Company, other than as described in this statement on Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

NA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 15, 2020	By:	/s/ Tom M. Djokovich

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